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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25 SEC File Number   811-4146

CUSIP Number


NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K  [ ] Form 11-K  [ ]Form 20-F  [ ] Form 10-Q  [x] Form N-SAR

For Period Ended:  June 30, 2005

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I -- Registrant Information

Full Name of Registrant       John Hancock Trust

Former Name if Applicable     Manufacturers Investment Trust


Address of Principal Executive Office (Street and Number)

601 Congress Street

City, State and Zip Code

Boston, MA 02210

Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[ ](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x](b)The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.
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Part III -- Narrative

The Registrant will be filing Form N-SAR with 107 individual portfolios. Although all are not currently active, some of the portfolios were merged or liquidated in past years. Given that the system has capacity for 99 portfolios, the Registrant explored the options for filing additional portfolios with the Form N-SAR filing. Given the filing requirement for Form N-SAR with this total number of funds involved in the filing (107), the Registrant wishes to ensure that all items are answered correctly and accurately. Therefore, the Registrant requests relief pursuant to Rule 12b-25 (b).

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon  M. Shone     (617) 663-2168

(Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes


(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof? No


If so : attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

John Hancock Trust
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.



Date: 8/29/05

By:  _______________________
       Gordon M. Shone